UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL EMPLOYEE STOCK OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007
&
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

PPL EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Report Of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits -
At December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at end of year)

Signature

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Participants and Administrator of
PPL Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of PPL Employee Stock Ownership Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Center Valley, Pennsylvania
June 25, 2009

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2008	2007
Assets:
Investments, at fair value (Note 5):
PPL Corporation common stock	$235,994	$415,915
Mutual funds	1,503	1,610
Money market funds	212	76
Plan interest in PPL Defined Contribution Master Trust (Note 6)	930	469

Total investments	238,639	418,070

Receivables:
Employer contribution receivable	7,334	6,966
Dividends receivable	2,587	2,443

Total receivables	9,921	9,409

Total assets	248,560	427,479

Liabilities:
Dividends payable to participants	2,587	2,443
Administrative fees payable	24	27

Total liabilities	2,611	2,470

Net assets available for benefits at fair value	$245,949	$425,009
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	9	(4)

Net assets available for benefits	$245,958	$425,005

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2008	2007
(Deductions)/Additions to net assets attributed to:
Investment Income:
Net (depreciation)/appreciation in fair value of investments	$(168,859)	$134,766
Dividend income	10,542	10,010
Plan interest in investment gains of PPL
Defined Contribution Master Trust (Note 6)	35	13

Employer contributions	7,375	6,999

Total (deductions)/additions	(150,907)	151,788

Deductions from net assets attributed to:
Distributions of dividends to participants	(4,956)	(5,129)
Distributions of stock and cash to participants	(23,079)	(27,565)
Administrative expenses	(105)	(108)

Total deductions	(28,140)	(32,802)

Net (decrease)/ increase	(179,047)	118,986

Net assets available for benefits:
Beginning of year	425,005	306,019

End of year	$245,958	$425,005

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL").  The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL.  Amounts contributed to the Plan are used to purchase shares of PPL Common Stock ("Common Stock").  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan agreement, are eligible to participate in the Plan on the first day of the month following their date of hire.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law.  All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee.  The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan.  The dividend-based contribution can be made in cash that is used to buy shares of Common Stock or PPL can issue new shares of its Common Stock.  The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.  Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a Plan year ending at least 36 months prior to the end of the Plan year in which the election is made.  Participants so electing may receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares available for withdrawal or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan.  For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares.  In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares.  Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan.  Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches age 70-1/2.  If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the Plan regarding vesting, distributions and other matters are more fully described in the Plan document and Summary Plan Description.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

Dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan's investments are stated at fair value as discussed in Note 5.  Realized gains and losses from the sale or distribution of Common Stock by the Trustee are based on the average cost of Common Stock held at the time of sale.  Net appreciation/depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.  Dividend income and dividend distributions to participants are recorded on dividend record dates.  The purchases and sales of securities are recorded on a trade-date basis.

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  For the 2008 and 2007 plan years, the Plan invested in the Blended Interest Rate Fund, which holds synthetic guaranteed investment contracts that are subject to the FSP.

Certain prior year amounts have been restated to conform to current year presentation.

3.	ADMINISTRATION

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Trustee fees, investment management fees and other expenses incurred in connection with the Plan are paid by the Plan.

4.	INVESTMENTS

The Plan's investments that represent 5% or more of the Plans total net assets are as follows:

	December 31,
	2008	2007
PPL Corporation common stock*:
Number of shares	7,689,593	7,984,554

Cost	$103,977	$98,141
Fair value	$235,994	$415,915
_________________
* Non-participant directed

The fair value per share of PPL Common Stock at December 31, 2008 and 2007 was $30.69 and $52.09.

During 2008 the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by ($168,859) as follows:

Year Ended December 31, 2008

PPL Corporation common stock	$(168,300)
Mutual funds	(559)
Net change in fair value	$(168,859)

5.	FAIR VALUE MEASUREMENTS

Except for FSP FAS 157-4 as discussed in Note 10, the Plan adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements, as amended," ("SFAS 157") prospectively, effective January 1, 2008.  SFAS 157 provides a definition of fair value as well as a framework for measuring fair value.  In addition, SFAS 157 expands the fair value disclosure requirements of other accounting pronouncements to require, among other things, disclosure of the methods and assumptions used to measure fair value as well as the earnings impact of certain fair value measurement techniques.  The adoption of SFAS 157 did not have a material impact on the Plan.

As defined by SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an "exit price").

SFAS 157 established a fair value hierarchy that prioritizes the inputs used to measure fair value into three broad levels.  The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.  The three levels of the fair value hierarchy as specified by SFAS 157 are:

•
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.  Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 - inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for substantially the full term of the asset or liability.

•	Level 3 - unobservable inputs that management believes are predicated on the assumptions market participants would use to measure the asset or liability at fair value.

The assets and liabilities measured at fair value in accordance with SFAS 157 at December 31, 2008, were:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

PPL Corporation common stock	$235,994	$235,994	$-		$-
Mutual funds	1,503	1,503	-		-
Money market funds	212	212	-		-
Other	930		930		-
	$238,639	$237,709	$930	$

The fair value measurement of PPL Common Stock is based on its quoted market price.

The fair values of mutual funds are based on quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a master trust with the trustee to pool the investments of its defined contribution benefit plans.  The Plan's investment in the Blended Interest Rate Fund (the "Fund"), is comprised of investment contracts, as detailed in Note 7, and cash.  The Fund  is the only investment option of the Plan included in the master trust, and represented less than 1% of plan assets and master trust assets at December 31, 2008 and 2007.  Therefore, no detailed disclosures on the master trust have been presented in these financial statements.

7.	INVESTMENT CONTRACTS

Investments directed by participants to the Fund are combined with similar investments applicable to other plans participating in the master trust and invested in high-grade investment contracts issued by insurance companies and banks as well as other high-quality debt obligations and short-term money market instruments.  A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances.  Wrap contracts are designed to allow a stable value fund to maintain a constant Net Asset Value ("NAV") and to protect the fund in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions.  Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the fund.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates that estimated future market value with the Fund's current contract value.  Crediting rates are reset quarterly.  The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.  The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the Fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The Fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the contract issuers.  The contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive.  For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value for traditional, fixed rate investment contracts is calculated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration.  The calculation assumes that future cash flows are predictable (i.e. no withdrawals will be made from contracts).  For synthetic investment contracts, contract value consists of cost plus accrued interest.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Thus, the financial statements of a plan with investment contracts is required to present the adjustment from fair value to contract value, for those contracts that continue to qualify as fully benefit-responsive.

The fair values, contract values and the difference (representing the adjustment to the financial statements) of the investment contracts held in the Fund and the Plan's interest in those amounts was as follows at December 31:

	2008		2007
Investment Contracts	Blended Interest Rate Fund	Plan Interest	Blended Interest Rate Fund	Plan Interest

Fair Value	$238,378	$857	$240,908	$458
Contract Value	$240,916	$866	$238,925	$454
Difference	n/a	$9	n/a	$(4)

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures, spin-offs of a subsidiary, or other events impacting a significant number of participants as defined in the contracts) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The investment contracts can be terminated by issuers and settled at amounts different from contract value if certain events occur.  Such events include the following:  (1) the Plan does not meet its obligations under the contract (2) the Plan does not meet the qualification requirements of Section 401(a) of the Internal Revenue Code ("IRC"), or (3) the Plan is terminated and assets distributed to participants.  The Plan Administrator does not believe that the occurrence of any such event, which would result in termination of the contracts and limit the Plan's ability to transact at contract value with participants, is probable.

The average yield earned by the Fund and credited to participants' accounts was:

	2008	2007

Earned by the Fund	4.17%	5.12%
Credited to Participants	3.98%	4.75%

8.	PARTY-IN-INTEREST TRANSACTIONS

Transactions involving shares of PPL Common Stock qualify as party-in-interest transactions under the provisions of ERISA.

For the Plan year ended December 31, 2008, the Plan recorded an employer contribution receivable from PPL of $7,334, of which $25 was reserved for administrative fees, with the balance settled by PPL issuing 235,013 Shares to the Plan.  The number of Shares issued was based on the $31.10 average per share closing price of the Shares for the 20 days preceding the contribution date of January 22, 2009.

During the Plan year ended December 31, 2007, the Plan recorded an employer contribution receivable from PPL of $6,966, for which PPL remitted cash to plan in January 2008.  These proceeds were used by the Plan to purchase Shares in the open market and fund the payment of administrative fees.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would receive distribution of their accounts.

10.	NEW ACCOUNTING PRONOUNCEMENTS

SFAS 159

Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of Statement of Financial Accounting Standard No. 115" ("SFAS 159"), permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value.  SFAS 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Plan did not elect the provisions of this guidance.

FSP FAS 157-4

Financial Accounting Standards Board Staff Position FAS 157-4 ("FSP FAS 157-4"), "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," provides guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased.  It also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP FAS 157-4 emphasizes that the objective of a fair value measurement remains the same; that is, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The Plan will apply FSP FAS 157-4 beginning with its December 31, 2009 financial statements.  This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption.  The adoption of this FSP is not expected to have a material impact on the Plan's financial statements.

11.	TAX STATUS

The Plan obtained its latest determination letter dated March 1, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter; however, the Plan's internal legal counsel and Plan Administrator believe that the Plan is designed in compliance with the applicable requirements of the IRC and the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC.

12.	RECONCILIATION TO FORM 5500

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan's adjustment for fair value reporting of fully benefit-responsive investment contracts.

	Years Ended December 31,
	2008	2007

Investment gain in Master Trust per the financial statements	$35	$13
Add: adjustment from contract value to fair value for fully benefit - responsive investment contracts previous year	(4)
Less: adjustment from contract value to fair value for fully benefit - responsive investment contracts current year	9	(4)
Investment gain in Master Trust per the Form 5500	$22	$17

Plan Name				Plan Number
PPL Employee Stock Ownership Plan				002
Plan Sponsor				Sponsor EIN
PPL Services Corporation				23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
DECEMBER 31, 2008
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	PPL Corporation	7,689,593 Shares of PPL Corp Common Stock - $0.01 par value	$103,976,937	$235,993,599

*	Fidelity Balanced Fund	Mutual Fund	621,734	413,531

*	Fidelity Freedom 2010 Fund	Mutual Fund	348,305	245,127

*	Spartan International Index Fund	Mutual Fund	200,772	117,927

*	Fidelity Freedom 2015 Fund	Mutual Fund	290,946	207,087

*	Spartan Total Market Index Fund	Mutual Fund	47,447	31,277

	MSIFT Value Adviser Fund	Mutual Fund	36,984	20,861

*	Fidelity Growth Company Fund	Mutual Fund	119,757	76,943

*	Spartan US Equity Index Fund	Mutual Fund	67,031	43,046

*	Fidelity Retirement Government Money Market Fund	Money Market Fund	211,919	211,919

	Wells Fargo Advantage Government Securities Fund	Mutual Fund	193,270	199,059

*	Fidelity Freedom Income	Mutual Fund	95,580	79,753

*	Fidelity Freedom 2020 Fund	Mutual Fund	19,639	12,707

*	Fidelity Freedom 2025 Fund	Mutual Fund	29,682	18,186

*	Fidelity Freedom 2050 Fund	Mutual Fund	5,418	3,270

	Templeton Foreign A	Mutual Fund	31,216	13,665

	Columbia Acorn 2	Mutual Fund	5,286	3,453

*	Fidelity Value	Mutual Fund	9,690	5,480

*	Fidelity Overseas	Mutual Fund	20,210	11,788

	Total		$106,331,823	$237,708,678
	* Represents a Party-In-Interest

See Notes to Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

	By:	/s/ Dale M. Kleppinger Dale M. Kleppinger Chairman, Employee Benefit Plan Board PPL Corporation
Dated: June 25, 2009

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-110372 of PPL Corporation on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of PPL Employee Stock Ownership Plan for the year ended December 31, 2008.

/s/ Parente Randolph, LLC
Center Valley, Pennsylvania
June 25, 2009